UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

LAFFIN ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

Delaware	000- 56238	85-3837067
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2255 Glades Road

Suite 324A

Boca Raton, Florida 33431
(Address of Principal Executive Offices, including Zip Code)

+1-561-989-2208
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: October 8, 2021

Laffin Acquisition Corp.

2255 Glades Road, Suite 324A

Boca Raton, FL 33431
Tel: +1-561-989-2208

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

October 8, 2021

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Laffin Acquisition Corp., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF LAFFIN ACQUISITION CORP. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director of Laffin Acquisition Corp., 2255 Glades Road, Suite 324A, Boca Raton, Florida; telephone: +1-561-989-2208.

By Order of the Board of Directors,

/s/ Ian Jacobs
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Boca Raton, Florida

October 8, 2021

INTRODUCTION

This Information Statement is being mailed on or about October 8, 2021, to the holders of record as of October 8, 2021, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Laffin Acquisition Corp. a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a newly formed wholly-owned subsidiary of the Company (“Merger Sub”), and Guerrilla RF, Inc., a privately held Delaware corporation (“Guerrilla”), pursuant to which Merger Sub would merge with and into Guerrilla, with Guerrilla continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger would occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Guerrilla and Merger Sub (the “Merger Agreement”). In connection with the Merger, the Company intends to change its name to “Guerrilla RF, Inc.”.

Pursuant to the terms of the proposed Merger Agreement, it is expected that all outstanding shares of capital stock of Guerrilla, will be converted into shares of our Common Stock, such that the holders of Guerrilla equity and convertible debt before the proposed Merger will own approximately 89.1% of the outstanding shares of our Common Stock after the Merger (before giving effect to a potential private placement offering of Common Stock by the Company that we expect will be consummated simultaneously with or immediately after the proposed Merger (the “Proposed Offering”)).

The proposed Merger Agreement contemplates a change in the composition of the entire Board at the closing of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to seven persons and appoint Ryan Pratt, David Bell, James (Jed) E. Dunn, Samuel Funchess, Sr., William J. Pratt, Gary Smith and Greg Thompson as directors to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be completed and executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of October 8, 2021, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Merger Agreement by and among the Company, Merger Sub and Guerrilla, at the Effective Time of the Merger, Guerrilla will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Merger will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to seven and appoint Ryan Pratt, David Bell, James (Jed) E. Dunn, Samuel Funchess, Sr., William J. Pratt, Gary Smith and Greg Thompson to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the Effective Time, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject to the execution and delivery of the proposed Merger Agreement by the parties thereto and to the satisfaction of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement.. There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Guerrilla prior to the Effective Time.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position
Ian Jacobs	45	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Mark Tompkins	58	Director

Ian Jacobs has served as the Company’s President, Secretary, Chief Executive Officer, Chief Financial Officer and Director since inception. Mr. Jacobs has also served as President, Secretary, Chief Executive Officer, Chief Financial Officer, and as a Director of Patricia Acquisition Corp since November 9, 2020. Mr. Jacobs previously served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and Director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc., from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc., from March 2018 to June 2020, of Malo Holdings Corporation, now known as Augmedix, Inc., from December 2018 to October 2020, of Parasol Investments Corporation, now known as SmartKem, Inc., from May 2020 to February 2021, and of Parc Investments Inc., now known as Aeluma, Inc., from October 2020 to June 2021. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited, or Montrose Capital, since 2008. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida. Mr. Jacobs’ past experience identifying investment opportunities and investing in early stage companies will be beneficial to the Company as its seeks to identify a business combination target which led to the conclusion that he should serve as a director of the Company.

Mark Tompkins has served as a Director of the Company since inception. Mr. Tompkins has also served as a Director of Patricia Acquisition Corp since November 9, 2020. Mr. Tompkins previously served as a Director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc., from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc., from March 2018 to June 2020, of Malo Holdings Corporation, now known as Augmedix, Inc., from December 2018 to October 2020, of Parasol Investments Corporation, now known as SmartKem, Inc., from May 2020 to February 2021, and of Parc Investments Inc., now known as Aeluma, Inc., from October 2020 to June 2021. Mr. Tompkins is a founder of Montrose Capital and has served as its President since its inception in 2001. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Tompkins’ past experience identifying investment opportunities and investing in early stage companies will be beneficial to the Company as its seeks to identify a business combination target which led to the conclusion that he should serve as a director of the Company.

Directors and Executive Officers Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be appointed to the Board and executive management of the Company:

Name	Age	Position(s)
Executive Officers
Ryan Pratt	44	Chief Executive Officer and Director
John Berg	61	Chief Financial Officer
Mark Mason	47	Chief Operating Officer
Jeff Broxson	54	Vice President of Sales
Non-Employee Directors
David Bell	65	Director
James (Jed) E. Dunn	61	Director
Samuel Funchess, Sr.	50	Director
William J. Pratt	78	Director
Gary Smith	62	Director
Greg Thompson	59	Director

Executive Officers

Ryan Pratt is the founder of Guerrilla and has served as its Chief Executive Officer and as a member of its board of directors since 2014. Prior to founding Guerrilla, Mr. Pratt served as Director of Engineering at Skyworks, Greensboro Design Center from June 2008 to February 2013. Prior to that, Mr. Pratt served in various roles at RF Micro Devices, Inc. (“RFMD”), a global company providing wireless communication products, now named Qorvo, Inc., including as Senior Design Engineer from January 2004 to May 2006, and as Design Engineering Manager from May 2006 to June 2008. Mr. Pratt holds a Bachelor of Science degree in Electrical and Electronics Engineering from North Carolina State University. We believe that Mr. Pratt is qualified to serve on our board of directors because he is the founder and Chief Executive Officer of Guerrilla and due to his extensive business and technical experience in the radio frequency (RF) semiconductor industry.

John Berg has served as Chief Financial Officer of Guerrilla since 2016. From December 1999 to March 2014, Dr. Berg served as Director of Finance at RFMD. Prior to joining RFMD, Dr. Berg served as Corporate Controller for Sara Lee Branded Apparel from 1985 to 1999. Dr. Berg holds a Bachelor of Science degree in Accounting from the University of North Carolina at Greensboro, an MBA from High Point University, a Master of Science degree in Accounting from University of Connecticut, and a DBA from Northcentral University.

Mark Mason has served as Chief Operating Officer of Guerrilla since July 2019. From February 2011 until July 2019, he was Vice President of Operations at Triad Semiconductor. Prior to joining Triad Semiconductor, Mr. Mason spent 14 years at RFMD, most recently as the Manager of the Production Test Development Multi-Market Products Group. Mr. Mason holds a Bachelor of Science degree in Electrical Engineering from West Virginia University.

Jeff Broxson has served as Vice President of Sales of Guerrilla since 2014. Prior to joining Guerrilla, Mr. Broxson served as Business Development Manager for Triad Semiconductor, Inc. from September 2008 to July 2013, Area Sales Manager for Power Integrations, Inc. from 2004 to 2006 and Sales Manager for Beacon Electronic Associates, Inc. from 1997 to 2004. Earlier in his career, Mr. Broxson served in various engineering positions with Oki Telecom, Inc. Mr. Broxson holds a Bachelor of Science degree in Electrical Engineering from University of Missouri-Rolla.

Non-Employee Directors

David Bell has served as a member of the Guerrilla board of directors since 2020. Mr. Bell has 40 years of technology development experience. Mr. Bell co-founded Actev Motors, Inc. in December 2014, a company now focused on modular drivetrains for robots and instruments used in UVC ultraviolet light disinfection . He has served as Actev Motor’s Chief Executive Officer since its founding. Prior to co-founding Actev Motors, Mr. Bell served as President and Chief Operating Officer, then President and Chief Executive Officer at Intersil Corporation from 2007 to 2012. From 1994 to 2007, Mr. Bell served in various roles at Linear Technology Corporation, including as President from 2003 to 2007. Mr. Bell holds a degree in Electrical Engineering from the Massachusetts Institute of Technology. We believe that Mr. Bell is qualified to serve on our board of directors due to his experience as an entrepreneur and substantial operational experience, business acumen and expertise in technology development.

James (Jed) E. Dunn has served as a member of the Guerrilla board of directors since 2016. Since 2013, Mr. Dunn has served as Managing Director at Newport LLC, a business advisory company assisting middle market and startup companies focus on strategy and growth. Prior to Newport, Mr. Dunn served as the Chief Executive Officer at Piedmont Hematology-Oncology Associates, PLLC, from 2008 to 2012. From 1988 to 2007, Mr. Dunn was the Owner and Chief Executive Officer at Coleman Resources, a contract supplier of design, printing, fulfillment, and logistics services. Earlier in his career, Mr. Dunn served as a corporate lender at First Union Bank. Mr. Dunn currently serves as a director of Triad Growth Partners, Inc., a provider of technology commercialization services. He also serves on the Board of Trustees for Washington and Lee University. Mr. Dunn holds a Bachelor of Arts degree in Economics from Washington and Lee University. We believe that Mr. Dunn is qualified to serve on our board due to his experience as an entrepreneur and business advisor to middle market and start-up companies.

Samuel Funchess, Sr. has served as a member of the Guerrilla board of directors since 2014. Since 2006, Mr. Funchess has served as President and Chief Executive Officer of the Nussbaum Center for Entrepreneurship, Inc. a non-profit business incubator in North Carolina. Mr. Funchess served as President and CEO of Software Publishers from 2001 to 2012. Earlier in his career, Mr. Funchess worked in the financial sector. Mr. Funchess holds a Bachelor of Administrative Science degree in Accounting and Management from Guilford College. We believe that Mr. Funchess is qualified to serve on our board of directors due to his experience advising entrepreneurs and background in finance and operations.

William J. Pratt has served as a member of the Guerrilla board of directors since 2014. In 1991, Mr. Pratt co-founded RFMD. He retired in 2008 as RFMD’s Chief Technology Officer. Mr. Pratt served as chairman of the board of directors of RFMD from 1991 until 2002. Mr. Pratt earned a Bachelor of Science degree in Electrical Engineering from Villanova University and brings significant experience as a semiconductors and technology professional. We believe that Mr. Pratt is qualified to serve on our board due to his more than 30 years of experience in the wireless communications industry and his deep understanding of the challenges and issues facing semiconductor companies gained from his experience as co-founder and Chief Technology Officer of RFMD.

Gary Smith has served as a member of the Guerrilla board of directors since August 2020. Since August 2018, Mr. Smith has served as President at AMB Investments, LLC. Before joining AMB Investments, Mr. Smith served as President and Chief Executive Officer of North State Aviation, LLC, an aviation MRO, from September 2016 through July 2018, and as Vice President and General Manager of the Elastomers Group at Wabtec Corporation from January 2014 to September 2016. Earlier in his career, Mr. Smith served as Executive Vice President and Chief Financial Officer at Longwood Industries from 2011 to 2013, Kinetic Systems Inc. from 2008 to 2011, International Textile Group, Inc. from 2004 to 2008, and Cone Mills Corporation from 1999 to 2004. Mr. Smith holds a Bachelor of Science degree in Accounting and Finance from the University of North Carolina at Greensboro and an MBA from the Bryan School of Business, University of North Carolina at Greensboro. We believe that Mr. Smith is qualified to serve on our board of directors due to his extensive experience in global operations and financial leadership.

Greg Thompson has served as a member of the Guerrilla board of directors since 2019. Since 2013, Mr. Thompson has served as Director of Regional Sales and Business Development at pSemi Corporation, a Murata company, a manufacturer of high-performance radio frequency CMOS integrated circuits. Prior to joining pSemi Corporation, Mr. Thompson was Vice President of Sales at RFMD from 1993 to 2011. Mr. Thompson holds a Bachelor of Science degree in Engineering and Management from Clarkson University and an MBA from Pepperdine University. We believe that Mr. Thompson is qualified to serve on our board of directors due to his substantial experience in the semiconductor and wireless communications industry, including broad operating experience in sales

Family Relationships and Other Arrangements

Our proposed director, William J. Pratt, is the father of our proposed chief executive officer and director, Ryan Pratt. Otherwise, there are no family relationships among our proposed directors and executive officers. All of our directors will be appointed to the Board pursuant to the Merger Agreement.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase from two (2) authorized directors to seven (7) authorized directors immediately following the Effective Time. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

In connection with the Merger, we expect that we will amend and restate our Certificate of Incorporation to, among other things, provide that the Board will be divided into three staggered classes of directors as follows:

●	the Class I directors will be Ryan Pratt, Gary Smith and Greg Thompson, and their terms will expire at the first annual meeting of stockholders to be held after the completion of the Merger;

●	the Class II directors will be David Bell and Sam Funchess, Sr., and their terms will expire at the second annual meeting of stockholders to be held after the completion of the Merger; and

●	The Class I directors will be James (Jed) E. Dunn and William J. Pratt, and their terms will expire at the third annual meeting of stockholders to be held completion of the Merger.

We expect that our amended and restated Certificate of Incorporation and amended and restated Bylaws to be in effect upon the completion of the Merger will authorize only the Board to fill vacancies on the Board, and any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our Board may have the effect of delaying or preventing changes in control of the Company.

Transactions with Related Persons

Laffin Acquisition Corp.

On November 13, 2020, the Company issued (i) an aggregate of 4,750,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $475 representing amounts advanced by Mr. Tompkins to the Company in connection with the formation and organization of the Company and (ii) an aggregate of 250,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price equal to $25, pursuant to the terms and conditions set forth in a common stock purchase agreement with each person. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On November 13, 2020, in connection with advances made to cover costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company, pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). The Company has used the proceeds from the note to cover its expenses. Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it is anticipated that he may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. No interest shall accrue on the outstanding principal amount of the note unless an Event of Default (as defined in the note) occurs. In the event that an Event of Default has occurred, the entire note shall automatically become due and payable (the “Default Date”), and starting from five (5) days after the Default Date, the interest rate on the note shall accrue at the rate of eighteen percent (18%) per annum. As of October 6, 2021, Mr. Tompkins has advanced $64,960 to the Company to cover expenses incurred by the Company.

The Company currently uses the office space and equipment of its management at no cost.

Guerrilla RF, Inc.

As described above, our proposed new members of the Board are Ryan Pratt, David Bell, James (Jed) E. Dunn, Samuel Funchess, Sr., William J. Pratt, Gary Smith and Greg Thompson, each of whom are directors of Guerrilla. In addition, Mr. Pratt, our proposed Chief Executive Officer following the Merger, is the Chief Executive Officer of Guerrilla; Mr. Berg, our proposed Chief Financial Officer following the Merger, is the Chief Financial Officer of Guerrilla; Mr. Mason, our proposed Chief Operating Officer following the Merger, is the Chief Operating Officer of Guerrilla; and Mr. Broxson, our proposed Vice President of Sales following the Merger, is the Vice President of Sales of Guerrilla .

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Accordingly, one of our current directors, Ian Jacobs, is not an independent director as he also serves as an executive officer of the Company. In addition, all of the directors, except Ryan Pratt and William J. Pratt, to be elected following the proposed Merger would be considered to be independent directors under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Company was formed on November 9, 2020 and selected December 31st as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2020. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2020, through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or Nasdaq, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

 Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Secretary, Chief Executive Officer, Chief Financial Officer and as a director, and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and at least ten (10) days following the mailing of this Information Statement, the Board will be reconstituted to comprise seven (7) directors, Ryan Pratt, David Bell, James (Jed) E. Dunn, Samuel Funchess, Sr., William J. Pratt, Gary Smith and Greg Thompson.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Laffin Acquisition Corp. 2255 Glades Road, Suite 324A, Boca Raton, Florida, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Guerrilla RF, Inc. 1196 Pleasant Ridge Road, Suite 5, Greensboro, NC 27409, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we expect that all of Guerrilla’s outstanding warrants and options will be exchanged for new warrants and options, as applicable, exercisable for shares of our Common Stock. In connection with the Merger we expect to adopt a new equity incentive plan proposed by Guerrilla that would be effective upon completion of the proposed Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of October 8, 2021 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of October 8, 2021, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Ian Jacobs 2255 Glades Road, Suite 324A Boca Raton, FL 33431	President, Secretary, Chief Executive Officer, Chief Financial Officer and Director	250,000	5.0%
Mark Tompkins App 1, Via Guidino 23 6900 Lugano-Paradiso Switzerland	Director	4,750,000	95.0%
All directors and executive officers as a group (2 persons)		5,000,000	100%

Other More than 5% Stockholders:
N/A		—	—

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock expected to be beneficially owned as of October 8, 2021, assuming the consummation of the proposed Merger on such date, by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 27,080,643 shares of Common Stock issued and outstanding following the proposed Merger, which includes the anticipated forfeiture and cancellation of 2,050,000 shares of our Common Stock held by Mr. Tompkins, but does not include shares of Common Stock to be issued upon the consummation of the Proposed Offering.

One or more persons in the table below may purchase shares of Common Stock in the Proposed Offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the Proposed Offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the Proposed Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is c/o Guerrilla RF, Inc. 1196 Pleasant Ridge Road, Suite 5, Greensboro, NC 27409.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Expected 5% stockholders
Al Bodford (1)	7,885,426	28.3%
Jason Bodford (2)	1,891,154	7.0%
William H. (Billy) Pratt (3)	1,360,717	5.0%
Ryan Pratt (4)	5,317,467	19.6%
Mark Tompkins (5)	2,475,000	9.1%

Expected directors and named executive officers
David Bell (6)	22,155	*
John Berg (7)	197,337	*
James (Jed) E. Dunn (8)	98,834	*
Samuel Funchess, Sr. (9)	143,017	*
Mark Mason (10)	77,399	*
Ryan Pratt (4)	5,317,467	19.6%
William J. Pratt (11)	590,903	2.2%
Gary Smith (12)	22,156	*
Greg Thompson (13)	261,946	*
Expected directors and named executive officers as a group (9 persons) (14)	6,731,214	24.5%

Unless otherwise noted, all shares are owned directly of record by the named persons, their spouses and minor children, or by other entities controlled by the named persons.

*	Represents beneficial ownership of less than one percent.

(1)	Consists of (i) 7,885,426 shares of Common Stock and (ii) warrants to purchase 268,210 shares of Common Stock. The address of Mr. A. Bodford is 1501 Highwoods Boulevard, Suite 302, Greensboro, NC 27410.
(2)	Consists of (i) 1,891,154 shares of Common Stock and (ii) warrants to purchase 19,158 shares of Common Stock. The address of Mr. J. Bodford is 1501 Highwoods Boulevard, Suite 302, Greensboro, NC 27410.
(3)	Consists of (i) 58,824 shares of Common Stock, (ii) 378,131 shares of Common Stock owned by the Patrick Pratt Irrevocable Trust, (iii) 378,131 shares of Common Stock owned by the Rachel Pratt Irrevocable Trust, (iv) 378,131 shares of Common Stock owned by the Nikolas Pratt Irrevocable Trust, and (v) options to purchase 144,792 shares of Common Stock that are exercisable within 60 days of October 8, 2021. Mr. Pratt serves as the trustee of each of these Trusts and, as such, has voting and investment power over these shares
(4)	Consists of 5,317,467 shares of Common Stock.
(5)	Consists of 2,475,000 shares of Common Stock. The address of Mr. Tomkins is App. 1, Via Guidino 23, 6900 Lugano-Paradiso, Switzerland.
(6)	Consists of options to purchase 22,155 shares of Common Stock that are exercisable within 60 days of October 8, 2021.
(7)	Consists of (i) 123,581 shares of Common Stock and (ii) options to purchase 73,756 shares of Common Stock that are exercisable within 60 days of October 8, 2021.
(8)	Consists of (i) 29,412 shares of Common Stock and (ii) options to purchase 69,422 shares of Common Stock that are exercisable within 60 days of October 8, 2021.
(9)	Consists of (i) 58,824 shares of Common Stock and (ii) options to purchase 84,193 shares of Common Stock that are exercisable within 60 days of October 8, 2021.
(10)	Consists of options to purchase 77,399 shares of Common Stock that are exercisable within 60 days of October 8, 2021.
(11)	Consists of (i) 537,729 shares of Common Stock and (ii) options to purchase 53,175 shares of Common Stock that are exercisable within 60 days of October 8, 2021.
(12)	Consists of options to purchase 22,156 shares of Common Stock that are exercisable within 60 days of October 8, 2021.
(13)	Consists of (i) 220,588 shares of Common Stock and (ii) options to purchase 41,358 shares of Common Stock that are exercisable within 60 days of October 8, 2021.
(14)	Consists of (i) 6,731,215 shares of Common Stock and (ii) options to purchase 443,614 shares of Common Stock that are exercisable within 60 days of October 8, 2021.

Changes in Control

Except as contemplated by the proposed Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Laffin Acquisition Corp.

Dated: October 8, 2021	By:	/s/ Ian Jacobs
	Name:	Ian Jacobs
	Title:	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director